Mail Stop 3561

September 29, 2008

<u>Via U.S. Mail</u>

Ms. Phung Ngo-Burns, Chief Financial Officer
ExpressJet Holdings, Inc.
700 North Sam Houston Parkway West
Suite 200
Houston, Texas 77067

   Re: **ExpressJet Holdings, Inc.**
      Form 10-K for the year ended December 31, 2007
      Filed March 20, 2008
      File No. 001-31300

Dear Ms. Ngo-Burns:

We have completed our review of your Form 10-K and related filings and have no further
comments at this time.

           Sincerely,

           Linda Cvrkel
           Branch Chief